Avaya Holdings Corp. 4655 Great America Parkway Santa Clara, CA 95054 908.953.6000

January 23, 2017

BY EDGAR AND

OVERNIGHT DELIVERY

Re:	Avaya Holdings Corp.
Registration Statement on Form S-1
File No. 333-174801

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Brandon Hill, Attorney Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On June 9, 2011, Avaya Holdings Corp., a Delaware corporation (the “Company”), filed Registration Statement No. 333-174801 on Form S-1 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company hereby applies for the withdrawal of the Registration Statement and requests that the Commission consent thereto. No securities have been issued or sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

In light of Avaya Inc., the Company’s principal US operating subsidiary, filing for bankruptcy under Chapter 11 in the Southern District of New York, the Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

We ask that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date. Please provide a copy of the Order to Thomas Holden of Ropes & Gray LLP, via email at thomas.holden@ropesgray.com or via facsimile at (415) 315-4823. It is our understanding that

Securities and Exchange Commission	- 2 -	January 23, 2017

this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this request for withdrawal, please contact me at (408) 562-5299 or Thomas Holden of Ropes & Gray LLP at (415) 315-2355.

Sincerely, AVAYA HOLDINGS CORP.

By:	/s/ Amy Fliegelman Olli

Name: Amy Fliegelman Olli Title: Senior Vice President & General Counsel

cc:     Thomas Holden, Ropes & Gray LLP